October 12, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re:VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 14

Filed October 11, 2023

File No. 024-11306

Ladies and Gentlemen:

On behalf of VV Markets LLC, I hereby request qualification of the above-referenced offering statement at 9:00 am, Eastern Time, on Monday, October 16, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of VV Markets LLC

cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP